ESPERANZA SILVER CORPORATION

MANAGEMENT INFORMATION CIRCULAR

(As at April 22, 2005 and currency in Canadian dollars, except where otherwise indicated)

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Esperanza Silver Corporation (the “Company”) of proxies from the holders of common shares without par value of the Company (“Common Shares”) in respect of the annual and special general meeting (the “Meeting”) to be held at the time, location and place and for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed instrument of proxy (“Instrument of Proxy”) have been selected by the directors of the Company and have agreed to represent as proxy the shareholders appointing them.

A shareholder has the right to designate a person (who need not be a shareholder) other than the Management Designees to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the Instrument of Proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). The Instrument of proxy must then be delivered to the Company’s transfer agent, Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting at the Chairman’s discretion.

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A proxy may be revoked by shareholders personally attending at the Meeting and voting their shares. Shareholder may also revoke their Instrument of Proxy in respect of any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, the proxy may be revoked by depositing an instrument in writing executed by the shareholder or by their authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Company or with the transfer agent, Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold Common Shares in their own name.  Shareholders holding their Common Shares through their brokers, intermediaries, trustees or other persons, or otherwise not holding their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only Instruments of Proxy deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares, in all likelihood, will not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to the Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to the registered shareholders by the Company, however, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders wishing to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING AT THE MEETING AND BY PROXIES

Voting at the Meeting will be by a show of hands, each registered shareholder and each proxyholder (representing a registered or unregistered shareholder) having one vote, unless a poll is required (if the number of shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested whereupon each such shareholder and proxyholder is entitled to one vote for each share held or represented, respectively. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

Each shareholder may instruct their proxy how to vote their Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed Instruments of Proxy will be voted or withheld from voting (including the voting on any poll or ballot) and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other person named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in their discretion.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares. As at April 22, 2005 (the “Record Date”) the Company had 26,659,515 Common Shares issued and outstanding. There are no other shares of the Company issued or outstanding.

The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held. Only holders of Common Shares of record at the close of business on the Record Date, or their duly appointed proxyholders, are entitled to vote such Common Shares at the Meeting.

To the knowledge of the directors and Executive Officers (as hereinafter defined in “Compensation of Executive Officer”) of the Company, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percent of Outstanding Common Shares
General Minerals Corporation (1)	4,000,000	15.0%
CDS & Co.	18,740,089	70.29%

(1)

General Minerals Corporation is a public company, the shares of which trade on the Toronto Stock Exchange.  None of its directors or officers are directors or officers of the Company.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company’s last completed financial year (which ended December 31, 2004).

Compensation of Executive Officers

As at the date hereof, the Company has two (2) Executive Officers, one of whom is also a director.  “Executive Officer” means the chairman and any vice-chairman of the board of directors, president, secretary or any vice-president and any officer of the Company or its subsidiary who performs a policymaking function in respect of the Company.

Summary Compensation

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the individual(s) who were, at the end of the most recently completed financial year, acting as or in a capacity similar to a Chief Executive Officer (CEO), Chief Financial Officer (CFO) and the three most highly compensated Executive Officers, other than the CEO and CFO, if the three Executive Officers earned in excess of $150,000 per year (collectively the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Period Ended March 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options & SARS Granted (#)(2)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)(3)	All Other Compensation ($)
William J. Pincus President (CEO) (4)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	144,186(1) 148,841(1) 47,649(1)	100,000 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
A. Murray Sinclair Former CEO (4)	2004 2003 2002	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil
David L. Miles CFO	2004 2003 2002	21,979 Nil Nil	Nil Nil Nil	Nil Nil Nil	40,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Included in these amounts are medical and dental perquisites of $18,580 (2004) and $22,364 (2003)

(2)

“SARS” or “Stock Appreciation Rights” means a right granted by the Company as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company. The Company has not granted any SARs.

(3)

“LTIP” or “Long Term Incentive Plan” means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciate right plans or plans for compensation through restricted share or units.

(4)

William J. Pincus replaced A. Murray Sinclair as Chief Executive Officer on September 30, 2002.

Description of Stock Option Plan

Pursuant to the Company’s stock option plan the Board of Directors of the Company may grant options to directors, officers and employees of the Company or a subsidiary or to employees of a corporation providing management services to the Company in consideration of them providing their services to the Company or subsidiary.  The number of shares subject to each option is determined by the Company’s Board of Directors within the guidelines established by the plan.  The maximum number of shares to be issued under the plan must not exceed 10% of the issued and outstanding share capital of the Company.  The options enable such persons to purchase shares of the Company at a price fixed pursuant to such guidelines. The options are exercisable by the option giving the Company notice and payment of the exercise price for the number of shares to be acquired.

Option agreements entered into under the plan do not require any vesting of the options unless the optionee provides investor relations services to the Company, in which event the option agreement must provide for vesting of the option over at least 12 months, with no more than one-quarter of the option vesting in any three month period. At the discretion of the Board of Directors, the option may vest on more restrictive terms than the Plan prescribes.  The option agreements must further provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer or employee of the Company or subsidiary or as an employee of the management corporation and during a period of not more than 90 days after ceasing to be a director, officer or employee (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee’s death.  The options terminate immediately upon an optionee being removed from such a position.  The agreements also provide that disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the particulars of stock options granted during the Company’s last completed financial year to the Named Executive Officers.

Name	Securities Under Options & SARS Granted (#)	Percentage of Total Options & SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options & SARS on the Date of Grant ($/Security)	Expiration Date
William Pincus CEO	100,000	20.8%	$0.53	$0.53	September 9, 2009
David Miles CFO	40,000	8.33%	$0.58	$0.57	May 6, 2009

Options Exercised and Financial Year-End Option Values

The following table sets forth the particulars of stock options exercised during, and the number and value of unexercised stock options held as at the end of, the Company’s last completed financial year by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options at Financial Year-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options at Financial Year-End Exercisable/Unexercisable (1)
William Pincus CEO	Nil	Nil	360,000/140,000	$57,200/Nil
David Miles CFO	Nil	N/A	40,000	Nil

(1)

Calculated using the closing price of the Common Shares on December 31, 2004 of $0.47, less the exercise price of in-the-money stock options, multiplied by the number of options.

Employment Contracts

The Company has entered into a Consulting Agreement dated September 15, 2002, as amended July 25, 2003, with William J. Pincus whereby he was retained to act as the Company’s President and Chief Executive Officer. The agreement provides for the remuneration of Mr. Pincus at the rate of US$7,625 per month plus medical and dental benefits.  The agreement has a term of five years and may be terminated at the election of Mr. Pincus on two months notice or by the Company on six months notice.

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Compensation of Directors

No compensation was paid or is payable by the Company to the Company’s directors for services rendered in their capacity as directors, consultants or experts for the year ended December 31, 2004.

Directors of the Company are granted stock options to purchase Common Shares in accordance with the Company’s stock option plan and are reimbursed for expenses incurred in carrying out their duties including expenses incurred to attend meetings of the board of directors and committees of the board.

Long-Term Incentive Plans

The Company has not had and does not currently have any long-term incentive plans, other than stock options to be granted from time to time by the board of directors.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to, or exercised by, the Named Executive Officers of the Company since incorporation.

Repricing of Stock Option and Stock Appreciation Rights

The Company did not make any downward repricing of stock options or stock appreciation rights during the last financial year.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the year to any person acting or who has previously acted as a Named Executive Officer of the Company, in connection with or related to the retirement, termination or resignation of such person. The Company has not provided or agreed to provide any compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with the Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Management Contracts

Pursuant to an agreement dated as of March 1, 2000 between the Company and Quest Management Corp. (“Management”), of Suite 300, 570 Granville Street, Vancouver, British Columbia, the Company paid $3,500 per month to Management in consideration of Management providing office, reception, secretarial, accounting and corporate records services to the Company. Management is a wholly-owned subsidiary of Quest Capital Corp. (“Capital”), the shares of which trade on the Toronto Stock Exchange. A director of the Company, Brian E. Bayley of North Vancouver, British Columbia, is the President, Chief Executive Officer and a director of Capital and Management.  On April 1, 2004, the Company terminated this agreement with Management.

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AUDIT COMMITTEE

Overview

The Audit Committee of the Company’s Board of Directors is principally responsible for:

•

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

•

overseeing the work of the external auditor.

•

reviewing the Company’s annual and interim financial statements, Management’s Discussion & Analysis (MD&A) and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Company.

•

reviewing the Company’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

The Audit Committee’s Charter

The Company’s Board of Directors have adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as a schedule to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. The following table sets out their names and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Michael Halvorson	Yes	Yes
Brian E. Bayley	Yes	Yes
Robert Quartermain	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board of Directors of the Company, reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) of various Canadian securities administrators exempts the members of the Company’s Audit Committee from being independent and financially literate since the Company is a venture issuer, the shares of which are listed on the TSX Venture Exchange.

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Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2004	$18,176	$2,000	N/A	N/A
December 31, 2003	$7,500	N/A	N/A	N/A

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.  These services involved a review  that was  undertaken by the auditors on the Company’s Form 20F..

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning.

Exemption

Since the Company is a Venture Issuer (its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America, or a market outside of Canada and the U.S.A.) it is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or who at any time during the financial year ended December 31, 2004 was a director, Executive Officer or employee of the Company, a proposed nominee for election as a director of the Company an associate of any such director, officer, employee or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Company or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Company’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Company under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (1)
Equity compensation plans approved by shareholders	1,630,000	$0.38	1,034,950
Equity compensation plans not approved by shareholders	0	––	––
Total	1,630,000	$0.38	1,034,950

(1)

Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

INTEREST OF CERTAIN PERSONS

AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Company is not aware of any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director or nominee for election as director, or Executive Officer or anyone who has held office as such since the beginning of the Company’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, other than the election of directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than disclosed below, there are no material interests, direct or indirect, of current directors, Executive Officers, or any shareholder who beneficially owns, directly or indirectly, more than 10 percent of the outstanding Common Shares, any proposed nominee for election as a director or any known associates or affiliates of such persons, in any transaction since the commencement of the last financial year or in any proposed transaction which has materially affected or would materially affect the Company.

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PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Company, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Audit Report, Financial Statements & Management’s Discussion and Analysis

The Board of Directors of the Company has approved the audited financial statements of the Company, the auditor's report thereon, and the management’s discussion and analysis for the year ended December 31, 2004, which will be tabled at the Meeting.

2. Fix Number of Directors to be Elected

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting.  In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders voting in respect of the resolution.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at five (5).

3. Election of Directors

The following table sets forth information about each of the persons proposed to be nominated for election as a director. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the board of directors of the Company. Management does not contemplate that any of such nominees will be unable to serve as directors, however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in their form of proxy that their Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Articles of the Company or the provisions of the corporate law to which the Company is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years	Number & Percentage of Common Shares (2)
William J. Pincus Colorado, USA	President/CEO/Director September 30, 2002	President and Chief Executive Officer of the Company.	713,912 (2.68%)
Brian E. Bayley (1) British Columbia, Canada	Director December 14, 1999

President and Chief Executive Officer of Quest Capital Corp. (publicly traded merchant banking company);  President of Quest Management Company (management company and a subsidiary of Quest Capital Corp.); Director and officer of numerous other public companies.

Nil
Michael H. Halvorson (1) Alberta, Canada	Director April 8, 2003	Self-employed Financial Consultant; President, Halcorp Canada Ltd. (since 1980) (private investment and consulting company); director of several publicly traded resource companies.	335,000 (1.26%)
Steven Ristorcelli Nevada, USA	Nominee	Principal Geologist for Mine Development Associates	Nil
Joseph J. Ovsenek British Columbia, Canada	Nominee

Senior Vice President of Silver Standard Resources Inc. (publicly traded silver mining company ) (since February 2003); Partner in the law firm of Bragagnolo & Ovsenek (September 2001 to January 2003); Lawyer for the law firm Campney & Murphy (May 2000 to September 2001).

25,000 (.093%)

(1)

Member of the Audit Committee. The third member of the committee, Robert Quartermain, is not standing for re-election.

(2)

Number and percentage of common shares of the Company beneficially owned, controlled or directed, directly or indirectly, as at April 22, 2005.

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Company is required to have an Audit Committee whose members are indicated above. The Company does not have an Executive Committee.

Other than as described below, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

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1.

Brian E. Bayley was a shareholder and director of Quest Ventures Ltd., a private investment company. On February 27, 2002 the British Columbia Securities Commission (“BCSC”) issued an order (the “BCSC Order”) in response to an application by Mercury Partners & Company Inc., a public company traded on the TSX Venture Exchange and on the OTC Bulletin Board, requesting the BCSC overturn a decision of the Canadian Venture Exchange (a predecessor to the TSX Venture Exchange). In the decision, the Exchange had given its approval to VisuaLABS Inc. (now called ‘PetroFalcon Corporation’, a public company, the common shares of which were then listed on the TSX Venture Exchange and are now listed on the Toronto Stock Exchange) to close a private placement of 4,000,000 common shares of VisuaLABS. The placee was Quest Ventures Ltd. The private placement was completed on November 28, 2001. Subsequent to its completion, Brian E. Bayley was appointed a director of PetroFalcon.

Pursuant to the BCSC Order, PetroFalcon was required to seek the ratification of the private placement by its shareholders, other than Quest and its officers and directors and their associates, PetroFalcon and its officers and directors and their associates, and certain large shareholders of PetroFalcon. In order that the status quo be maintained to the greatest extent possible until the shareholders’ meeting, the BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the British Columbia Securities Act for PetroFalcon until the meeting was held. In addition, the BCSC removed the applicability of the same exemptions for Quest in respect of the 4,000,000 common shares received pursuant to the private placement. Approval of PetroFalcon’s shareholders was received on May 23, 2002 and the BCSC reinstated the applicability of the exemptions from the prospectus and registration requirements for both PetroFalcon and Quest shortly thereafter.

2.

In early 2003 the directors and officers of the Company became aware that it was subject to outstanding cease trading orders in each of Alberta (issued on September 17, 1998) and Québec (issued on August 12, 1997) arising from its failure (at a time when none of the then current directors and officers of the Company were directors or officers of the Company) to file financial statements with, and pay filing fees to, the securities commissions in those provinces. The Company has since filed the financial statements and paid the filing fees as required by those securities commissions. The Québec order was rescinded on May 16, 2003 and the Alberta order on August 1, 2003.

3.

Brian E. Bayley was a director and officer of Westate Energy Inc., the shares of which were listed on the Vancouver Stock Exchange (a predecessor of the TSX Venture Exchange) until March 1994 when they were delisted due to non-payment of the Exchange's annual fee. Westate is the subject of a cease trading order issued by the British Columbia Securities Commission in January 1994 for failing to file its financial statements within the prescribed time periods.

Mr. Bayley was appointed a director and the corporate secretary of Westate subsequent to its annual general meeting held in November 1995 to elect new directors. The meeting was ordered to be held by the Supreme Court of British Columbia upon receiving the petition of a shareholder. The new board of directors, including Mr. Bayley, successfully reconstructed Westate's financial records and received an unqualified audit of its financial statements, however, they subsequently resigned as directors due to other considerations.

4.

Brian E. Bayley is a director American Natural Energy Corp. which, on June 3, 2003 and June 5, 2003, was issued cease trade orders by the Québec, British Columbia and Manitoba Securities Commissions for failing to file financial statements and pay filing fees within the prescribed time. It subsequently filed the financial statements and paid the filing fees and the Québec order was rescinded on August 29, 2003, the British Columbia order was rescinded on August 22, 2003 and the Manitoba order was rescinded on August 28, 2003.

3.

Appointment of Auditor

Unless otherwise directed, it is the intention of the Management Designees to vote the proxies in favour of an ordinary resolution to appoint the firm of DeVisser Gray, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company for the next ensuing year, to hold office until the next annual general meeting of shareholders or until the firm is removed from office or resigns as auditor. The Management Designees also intend to vote the Common Shares represented by all proxies in favour of a resolution authorizing the Board of Directors to fix the compensation of the auditor.

4.

Possible Reduction of Exercise Price of Stock Options

The policies of the TSX Venture Exchange provide that the reduction of the exercise price of stock options held by insiders of a listed corporation must be approved by its shareholders prior to such options being exercised.  The approval must come from the disinterested shareholders, accordingly insiders holding outstanding stock options the exercise price of which may be reduced and their associates may not vote.

While the Company does not currently intend to reduce the exercise price of any of its existing stock options or options which may be granted in the ensuing year it may wish to do so in extraordinary circumstances (for example, if the outstanding options to purchase shares of the Company cease to be an incentive for their holders due to the exercise price being significantly higher than the market price) and is seeking shareholder approval therfor.  Any such reduction must be in accordance with the Exchange’s policy (which, among other things, requires that the reduced exercise price not be less than a prescribed discount from the then market price for the Company’s shares) and would also be subject to the approval of the Exchange.

At the Meeting approval of the disinterested shareholders will be sought for the possible reduction of the exercise price of stock options which have been or may be granted to current or future insiders.  Such options or amended options will also be subject to the approval of the TSX Venture Exchange but will be exercisable without further shareholder approval.

5.

Ratification of Stock Option Plan

The Board of Directors of the Company have established an incentive stock option plan (the “Plan”).  The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (an any of its subsidiaries), employees of the Company’s management corporation and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan.

The Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each option is determined by the Board of Directors provided, at the time the options are granted, no optionee may hold options to purchase more than 5% of the issued shares of the Company (2% if the optionees is a consultant or, if the optionee is providing investor relations services, the aggregate number of shares subject to options held by all investor relations optionees does not exceed 2% in the aggregate) and the number of shares subject to issuance pursuant to outstanding options, in the aggregate, does not exceed 10% of the Company’s issued shares.

2.

The exercise price of the shares subject to each option shall be determined by the Board of Directors at the time the option is granted.  In no event shall such exercise price be lower than the exercise price permitted by the Exchange’s policy on stock option.

3.

The options may be exercisable for a period of up to five years.

4.

If the optionee is providing investor relations services to the Company, the options must vest over 12 months with no more than 25% vesting in any three month period.

5.

The options are not-assignable and can only be exercised by the optionee for so long the optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation or within a period of not more than 90 days (30 days, if the optionee is providing investor relations services) after ceasing to be a director, officer or employee of, or consultant to, the Company or, if the optionee dies, within one year from the optionee’s death.  If the optionee is removed from such position the option will terminate immediately.

The policies of the TSX Venture Exchange requires stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed corporation’s shares be approved annually by its shareholders.  That approval is being sought at the Meeting.

Following approval of the Plan by the shareholders any options granted pursuant to the Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Company. Separate approval for the reduction of the exercise price is also being sought at the Meeting as described above.

6.

New British Columbia Corporations Act

Background

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed by the New Act.  The New Act is intended to modernize and streamline company law in British Columbia.

Some Key Differences between the Old Act and the New Act

•

The New Act permits an unlimited authorized share capital.  The Old Act required that the authorized capital be fixed at a number approved by shareholders.

•

There are no residency requirements for directors under the New Act.  The Old Act required that at least one director be a resident of British Columbia and a majority resident in Canada.

•

Special Resolutions of shareholders can now be passed by a minimum of two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

•

General meetings of shareholders can now be held outside of British Columbia if the location is approved by resolution of the directors.  Under the Old Act, the meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies to hold the meeting elsewhere.

•

The requirement to publish advance notice of election of directors has been removed under the New Act.

•

The New Act provides for Shareholder proposals to be made at general meetings.  Generally, shareholders holding at least 1% of the voting shares can submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the company.

•

Under the New Act, dividends may be declared out of profits, capital or otherwise whereas under the Old Act they were only payable out of retained earnings.  As well the New Act does not automatically make directors liable to the company for the declaration of dividends while the company is insolvent whereas under the Old Act they were liable automatically.

•

The New Act does not require that a company’s offer to purchase or redemption of its own shares be made on a pro rata basis to all shareholders.  Under the Old Act, the offer was required to be made pro rata.

•

The New Act permits a company to indemnify its directors without court approval whereas the Old Act required court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended.  Defence costs may also be advanced by a company in certain cases.

•

All filings with the Registrar of Companies under the New Act will be made electronically, compared with paper filings required under the Old Act.

•

Directors’ and shareholders’ meetings can be held by any form of communications medium permitted under the Articles, including Internet chat lines and telephones.  In addition, directors’ consent resolutions can be passed in the manner provided under the Articles, including email.

•

A company may provide financial assistance in connection with the purchase of its shares under the New Act, which was not permitted under the Old Act.

•

A company may in limited circumstances amalgamate with a foreign company under the New Act, without the requirement to first continue the second company into British Columbia.  Amalgamations not longer require court approval, although court approval can still be requested.

Companies Must Transition into the New Act

Every British Columbia company must ‘transition’ into the New Act within two years from the coming into force of the New Act.  Companies that have not completed the transition cannot complete various corporate actions, including capital alterations or name changes.

In order to transition to the New Act, British Columbia companies must file a Transition Application with the Registrar of Companies.  The Transition Application also contains a “Notice of Articles” which on filing will replace the Memorandum (a document under the Old Act which set out a company’s name and authorized share structure).  Once transitioned, British Columbia companies will no longer have a Memorandum.  The Notice of Articles will set out, amongst other things, the authorized share structure of the company and the names and addresses of the directors.  The Board of Directors has approved the filing of a Transition Application.

Under the New Act, a pre-existing British Columbia company is not required to change its corporate Articles, however, most public companies will likely wish to do so in order to take advantage of the more permissive provisions of the New Act.

Resolutions Relating to the New Act that are Proposed to be Passed at the Meeting

Removal of Pre-Existing Company Provisions

Under the New Act, the Notice of Articles to be adopted by the Company on completing its transition must indicate that certain “Pre-Existing Company Provisions” or “PCPs” continue to apply to the Company unless such provisions are removed with the approval of the Company shareholders by way of special resolution.  Among the PCPs that the Company wishes to alter or eliminate are the following:

•

the majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders.  This is the majority that was required under the Old Act.  The New Act allows a special resolution to be passed by a minimum two-thirds vote.  The Company is proposing to reduce the requisite majority to pass a special resolution to two-thirds of the shares voted at a properly constituted meeting of shareholders; and

•

a repurchase or redemption of shares can only be offered pro rata to all shareholders.  This provision was required under the Old Act, and has been removed under the New Act.  The Company is proposing to remove this requirement.

The Board of Directors of the Company proposes to remove the PCPs in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the New Act.  The removal of the PCPs requires the affirmative vote of not less than 75% of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy.  Accordingly, the Company’s shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, a special resolution as follows:

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“BE IT RESOLVED, as a Special Resolution, THAT:

(a)

the Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the Business Corporations Act (British Columbia) be removed and no longer apply to the Company;

(b)

any director of the Company is authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval or confirmation by the shareholders; and

(d)

the removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies.

Increase of Authorized Capital

As now permitted by the New Act, the Company proposes to alter its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.  The Directors believe that limiting the authorized capital has no practical benefit to the Company, and may delay and add cost to future capital raising activities of the Company.  The New Act recognizes that companies should not be required to place limitations on their authorized capital, and accordingly the ability to maintain an unlimited authorized capital is one of the advantages offered by the New Act.

The Board of Directors of the Company proposes to increase the authorized capital to an unlimited number of common shares without par value.  The resolution to increase the authorized capital must be passed by not less than 75% of the votes cast by the shareholders present in person or by proxy at the Meeting.  Accordingly the Company’s shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, a special resolution as follows:

“BE IT RESOLVED, as a Special Resolution, THAT:

(a)

the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and the Company’s Notice of Articles be altered accordingly;

(b)

any director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by shareholders.”

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Replacement of Articles

The Directors are seeking shareholder approval to replace the existing Articles (the “Old Articles”) of the Company with a new form of Articles (the “New Articles”) that take advantage of the greater flexibility under the New Act.

The Directors are recommending that the Company adopt the New Articles which in form and substance will be consistent with the terms and provisions of the New Act.  A copy of the proposed New Articles of the Company will be available for inspection at the Meeting and at the Company’s head office located at the 9th Floor, 570 Granville Street, Vancouver, British Columbia, during regular business hours, up to the day before the Meeting.

The Board of Directors of the Company proposes to adopt the New Articles.  The adoption of the new Articles requires the affirmative vote of not less than 75% of the votes cast at the Meeting by the Company shareholders, in person or by proxy.  Accordingly, the Company’s shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, a special resolution as follows:

“BE IT RESOLVED, as a Special Resolution, THAT:

(a)

subject to the filing of a Transition Application containing the Notice of Articles as required by the Business Corporations Act (British Columbia) and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting the Articles presented at the Meeting; and

(b)

Any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.”

The foregoing amendments to the Notice of Articles, if approved by the shareholders, shall each take effect immediately on the date and time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies, and in the case of the Articles, upon their execution and delivery to the records office of the Company.

7.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

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ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com  Shareholders may contact the Company at Suite 900, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1 by mail, telecopier (1-604-688-1157), telephone (1-604-685-2242) or e-mail (kcasswell@explgp.com) to request copies of the Company’s financial statements and MD&A.

Financial information for the Company’s most recently completed financial year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

DATED this 22nd day of April, 2005

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM C. CASSWELL

Secretary

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